EXHIBIT 21.1

OccuLogix Holding, Inc.	Delaware corporation
OccuLogix Canada Corp.	Nova Scotia unlimited liability company
OccuLogix LLC	Delaware limited liability company
TearLab Research, Inc.	Delaware corporation